Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  CBOE Holdings, Inc.

Subject Company’s Commission File No.:  333-140574

On November 9, 2007, the Chicago Board Options Exchange, Incorporated issued the following press release.

CBOE News Release

Chicago Board Options Exchange

400 S. LaSalle Street

Chicago, IL  60605

FOR IMMEDIATE RELEASE

CBOE VOLATILITY INDEX (VIX) OPTIONS VOLUME OF 361,120 CONTRACTS

SETS NEW SINGLE-DAY RECORD;

Thursday was Second Busiest Day in CBOE History with 7.2 Million Contracts

CHICAGO, November 9, 2007 — The Chicago Board Options Exchange (CBOE) announced today that reported volume in options on the CBOE Volatility Index (VIX), totaled 361,120 contracts yesterday, beating the previous single-day volume record of 325,577 contracts set on July 11, 2007. VIX is the widely disseminated benchmark index of market volatility and investor sentiment, sometimes referred to as the market’s “fear gauge.”

In addition, on Thursday, November 8, the CBOE achieved its second highest single-day for total volume in its history with 7,250,551 contracts traded. The highest single-day trading volume occurred on August 16, 2007 with 9,244,732 contracts.

Total volume for VIX options during October was 2,751,494 contracts, with average daily volume of 119,630 contracts, making it the second most actively traded index option and the fifth most actively traded product at CBOE.  Open interest in VIX options stood at 1.9 million contracts at the start of trading this morning.

The CBOE Volatility Index has been hailed as a revolutionary instrument ever since its introduction in 1993.  For more than a decade, VIX has been the preeminent barometer of market volatility and investor sentiment.  Derived from real-time S&P 500 Index option prices, VIX is designed to reflect investors’ consensus view of expected near-term stock market volatility over the next 30 days.  More information on the CBOE Volatility Index may be found at: www.cboe.com/VIX.

CBOE, the largest U.S. options marketplace and the creator of listed options, is regulated by the Securities and Exchange Commission (SEC).  For additional information about the CBOE and its products, access the CBOE website at: www.cboe.com.

CBOE Contacts:

Debbie Baratz	Gary Compton
(312) 786-7123	(312) 786-7612
baratz@cboe.com	comptong@cboe.com

CBOE®, VIX®, CBOE Volatility Index®, and Chicago Board Options Exchange® are registered trademarks of Chicago Board Options Exchange, Incorporated.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.

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